UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

DKR Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

 (CUSIP Number)

Gerald Bush

P.O. Box 681107

Park City, UT 84068
Telephone Number: (435) 658-1025

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons American Fries of Utah, LLC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UT

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,000,000

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 10,000,000

	10.	Shared Dispositive Power None

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.		Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of DKR Holdings, Inc., a Delaware corporation (the “Company”), which has its principal office at P.O. Box 681107 Park City, UT 84068.

Item 2.	Identity and Background

This statement is being filed by American Fries of Utah, LLC. (the “Reporting Person”), a Utah LLC, which has its principal office at P.O. Box 681107 Park City, UT 84068.

During the past five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Share Purchase Agreement, on June 30, 2008, American Fries of Utah, LLC. (“American Fries”) purchased for a price of $40,000, 3,000 outstanding shares of restricted common stock from Huong Tran, the former President and Director of the Company.  American Fries used "working capital" to purchase the Company's Common Stock. As used herein, the Term "working capital" includes income from the business operations of American Fries plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.

The Reporting Person acquired beneficial ownership of the 9,997,000 shares of Common Stock reported herein as part of founding member and compensation for maintaining the Company.

Item 4.	Purpose of Transaction
The Reporting Person acquired beneficial ownership of the shares of Common Stock reported herein for investment purposes.

Item 5.	Interest in Securities of the Issuer
The Reporting Person beneficially owns 10,000,000 shares of Common Stock as of June 30, 2008, which represents 100% of the outstanding Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
Asset Purchase Agreement (1) Filed as an Exhibit to the Company’s Form 8-K filed with the Securities and Exchange Commission on July 1, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2008
Date
/s/ Gerald Bush
Signature
Gerald Bush - Chief Executive Officer, Chief Financial Officer and Director